Exhibit 12.1

Ambac Financial Group, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Successor	Predecessor
	Eight Months Ended December 31, 2013	Four Months Ended April 30, 2013	Years Ended December 31,
			2012	2011	2010	2009
Earnings:

Pre-tax income from continuing operations	$512,316	$3,348,033	($256,505)	($1,882,949)	($753,001)	$724,905
Interest expense	83,595	29,718	105,973	119,997	164,485	119,626
Portion of rentals deemed to be interest	1,141	624	1,751	2,327	3,324	3,366

Earnings	$597,052	$3,378,375	($148,781)	($1,760,625)	($585,192)	$847,897

Fixed Charges:

Interest Expense	$83,595	$29,718	$105,973	$119,997	$164,485	$119,626
Portion of rentals deemed to be interest	1,141	624	1,751	2,327	3,324	3,366

Fixed Charges	$84,736	$30,342	$107,724	$122,324	$167,809	$122,992

Ratio of earnings to fixed charges	7.1	111.3	-1.4	-14.4	-3.5	6.9